Filed by Alcoa Inc.

Pursuant to Rule 425

under the Securities Act of 1933

Subject Company: Alcan Inc.

Commission File No:

001-03677

Interview with Alain J.P. Belda

Strategic Rationale

Q:	You’ve announced today your intention to table an offer for Alcan. But what’s the rationale behind this?

A:	The strategy is about building the largest, the most significant company in the world in the aluminum business in the application of aluminum products in diversified businesses. We think that we have an opportunity of capturing about US$1 billion of synergies between the two companies. It’s compatible with the kind of risks that we take today in building these large aluminum complexes, in complicated areas, with political or large economic risks. So it’s the right time to do this for us.

Q:	Is it the right time, though? Because we are at the top of the cycle, aren’t we?

A:	The cycle - you never know where you are on the cycle. At the moment, the important aspect of this is that this US$1 billion of synergy is really predicated on leveraging operational efficiencies, sharing best practices, and operational gains in the product production area.

Q:	Now, you’ve already been in negotiations with Alcan, haven’t you? How far did the negotiations get? And why did they break down?

A:	Well, I think about the why they broke down, you should ask the CEO and the Chairman of the company.

Q:	But how far did the negotiations get?

A:	At the last time, we went as far as to define the name of the company, defining the organizational management, and basically how the company was going to be functioning.

Q:	And so if this deal doesn’t go ahead, where does that leave Alcoa?

A:	It leaves us exactly where we are. We’re a great aluminum company with great brownfield and greenfield opportunities. We’ll continue to grow. We have several technologies that are ours, proprietary technologies that we will be applying to our different segments of business. And we’ll continue to grow and be the superior company, the excellent company we are.

Commitment to Canada

Q:	What commitments are you making to Canada as part of this transaction?

A:	Well, let’s start with the social issues first. The commitment that we’re making is to have the headquarters of the company shared between Canada, Montreal, and New York. With representation myself, would be part-time in Montreal, part-time in New York. We will center our Primary business in Montreal. Our Primary business combined will be the largest Canadian company. It will be about US$32 billion in sales, with operations all over the world. We will also center there our research and development business.

And in addition, the idea is to have representation – Canadian representation – on our Board. Our Board today is about five people which are Americans, five are international. We would add five Canadians to that Board.

The company would be listed in Toronto and the United States, and other places – Australia, Europe – where we are listed already.

And we would have an Advisory Board, in Montreal, also to manage the Primary side of our business.

Q:	And what’s going to happen to Alcan’s management and employees?

A:	Well, we have a tradition of getting the best people for the business. This is a very difficult business, a very challenging business. It requires the absolute best people. So the practise for us is we look at who’s occupying the job and who are the people that are coming from the new company. We have a bias toward the person that comes from the new company, and we choose simply the best.

If you look at our company today, the head of our – Vice President Primary, Commercial Vice President comes from an acquisition, Alumax. The CFO comes from an acquisition, Reynolds. So we are a mix of a lot of companies, this is normal to us.

Q:	So you’re not expecting significant job losses, redundancies?

A:	No, I’m not – I’m not expecting significant job losses. Most of – like I said, most of the synergies, gains, are going to come from leveraging by productivity gains, shared best practices.

Offer structure and financing

Q:	What are you valuing Alcan at? And how are you financing your offer?

A:	We’re offering a premium over what the price of the shares are – where the prices are today. We think it is a good premium for the shareholders of this company.

We’re offering a payment of 80 per cent in cash and 20 per cent in shares of Alcoa. And we have lines of credit organized with Citi and Goldman.

Q:	And will you increase your offer?

A:	No, this is what the price is today.

Q:	What cost and revenue synergies do you expect to see from this transaction?

A:	On the synergies, we see US$1 billion at least, in synergy coming out from productivity, best-practise sharing, and process improvements. We see also opportunities of better choices of investment sequencing of the joint company. It gives us the ability to compete better with companies like the Russians, like the Chinese, which are growing participants in this industry.

Q:	That’s the competitive scenario. But where’s the benefit for Alcoa shareholders?

A:	Well, we estimate this business, this deal combination, to be accretive to the shareholders both on cash and earnings per share in the first year.

Regulatory issues and timescale

Q:	A transaction like this, though, comes with significant regulatory hurdles. So what gives you confidence that you’ll get all the necessary approvals?

A:	Well, first, we do not get into a transaction of this kind without having done a lot of preparation work, having talked to regulators and discussing all of the strategies with our Board, we believe that this transaction will be approved. We believe that there will be some divestitures required, very punctual ones. We are prepared to make those, and will start pursuing the regulatory approval immediately.

Q:	So what’s the timetable and process from here on in?

A:	So, tomorrow we start with the offering to the shareholders. We immediately engage with the regulators and governments, in many places – Canada, United States, Europe, Australia, Brazil. We expect that there will be discussions around some overlaps that we have, which we think we know them all.

And we think that the regulators that usually analyze these processes know the industry pretty well, so there will be some divestures. We are prepared to make those that are necessary to get the approval of this project, of this combination. And we think that by year-end we will have this deal approved.

This is a combination of two great companies. Two great companies that have a shared history, common values, and can have a great future. And that’s why I believe this will get done.

WHERE TO FIND ADDITIONAL INFORMATION

In connection with the offer by Alcoa to purchase all of the issued and outstanding common shares of Alcan (the “Offer”), Alcoa will be filing with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This communication is not a substitute for the Prospectus, the Registration Statement and the Schedule TO that Alcoa will file with the SEC. ALCAN SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL OTHER APPLICABLE DOCUMENTS (AND ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS), WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALCOA, ALCAN AND THE OFFER. Materials filed with SEC will be available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the Canadian securities regulatory authorities (“CSRA”) also will be available electronically without charge at www.sedar.com. Materials filed with the SEC or the CSRA may also be obtained without charge at Alcoa’s website, www.alcoa.com, or by directing a request to Alcoa’s investor relations department at (212) 836-2674. In addition, Alcan shareholders may obtain free copies of such materials filed with the SEC or the CSRA by directing a written or oral request to the Information Agent for the Offer, MacKenzie Partners, Inc., toll-free at (800) 322-2885 (English) or (888) 405-1217 (French).

While the Offer is being made to all holders of Alcan Common Shares, this communication does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Alcoa may, in its sole discretion, take such action as they may deem necessary to extend the Offer in any such jurisdiction.

FORWARD-LOOKING STATEMENTS

Certain statements and assumptions in this communication contain or are based on “forward-looking” information and involve risks and uncertainties. Forward-looking statements may be identified by their use of words like “anticipates,” “believes,” “estimates,” “expects,” “hopes,” “targets,” “should,” “will,” “will likely result,” “forecast,” “outlook,” “projects” or other words of similar meaning. Such forward-looking information includes, without limitation, the statements as to the impact of the proposed acquisition on revenues, costs and earnings. Such forward looking statements are subject to numerous assumptions, uncertainties and risks, many of which are outside of Alcoa’s control. Accordingly, actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this communication. These risks and uncertainties include Alcoa’s ability to successfully integrate the operations of Alcan; the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, and anticipated costs of capital investments; general business and economic conditions; interest rates; the supply and demand for, deliveries of, and the prices and price volatility of primary aluminum, fabricated aluminum, and alumina produced by Alcoa and Alcan; the timing of the receipt of regulatory and governmental approvals necessary to complete the acquisition of Alcan and any undertakings agreed to in connection with the receipt of such regulatory and governmental approvals; the timing of receipt of regulatory and governmental approvals for Alcoa’s and Alcan’s development projects and other operations; the availability of financing to refinance indebtedness incurred in connection with the acquisition of Alcan on reasonable terms; the availability of financing for Alcoa’s and Alcan’s development projects on reasonable terms; Alcoa’s and Alcan’s respective costs of production and their respective production and productivity levels, as well as those of their competitors; energy costs; Alcoa’s and Alcan ‘s ability to secure adequate transportation for their respective products, to procure mining equipment and operating supplies in sufficient quantities and on a timely basis, and to attract and retain skilled staff; the impact of changes in foreign currency exchange rates on Alcoa’s and Alcan ‘s costs and results, particularly the Canadian dollar, Euro, and Australian dollar, may affect profitability as some important raw materials are purchased in other currencies, while products generally are sold in U.S. dollars; engineering and construction timetables and capital costs for Alcoa’s and Alcan ‘s development and expansion projects; market competition; tax benefits and tax rates; the outcome of negotiations with key customers; the resolution of environmental and other proceedings or disputes; and Alcoa’s and Alcan ‘s ongoing relations with their respective employees and with their respective business partners and joint venturers.

Additional risks, uncertainties and other factors affecting forward looking statements include, but are not limited to, the following:

•	Alcoa is, and the combined company will be, subject to cyclical fluctuations in London Metal Exchange primary aluminum prices, economic and business conditions generally, and aluminum end-use markets;

•	Alcoa’s operations consume, and the combined company’s operations will consume, substantial amounts of energy, and profitability may decline if energy costs rise or if energy supplies are interrupted;

•	The profitability of Alcoa and/or the combined company could be adversely affected by increases in the cost of raw materials;

•	Union disputes and other employee relations issues could adversely affect Alcoa’s and/or the combined company’s financial results;

•	Alcoa and/or the combined company may not be able to successfully implement its growth strategy;

•

Alcoa’s operations are, and the combined company’s operations will be, exposed to business and operational risks, changes in conditions and events beyond its control in the countries in which it operates;

•

Alcoa is, and the combined company will be, exposed to fluctuations in foreign currency exchange rates and interest rates, as well as inflation and other economic factors in the countries in which it operates;

•	Alcoa faces, and the combined company will face, significant price competition from other aluminum producers and end-use markets for Alcoa products that are highly competitive;

•	Alcoa and/or the combined company could be adversely affected by changes in the business or financial condition of a significant customer or customers;

•	Alcoa and/or the combined company may not be able to successfully implement its productivity and cost-reduction initiatives;

•	Alcoa and/or the combined company may not be able to successfully develop and implement new technology initiatives;

•

Alcoa is, and the combined company will be, subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and may be exposed to substantial costs and liabilities associated with such laws;

•	Alcoa’s smelting operations are expected to be affected by various regulations concerning greenhouse gas emissions;

•	Alcoa and the combined company may be exposed to significant legal proceedings, investigations or changes in law; and

•	Unexpected events may increase Alcoa’s and/or the combined company’s cost of doing business or disrupt Alcoa’s and/or the combined company’s operations.

See also the risk factors disclosed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006. Readers are cautioned not to put undue reliance on forward-looking statements. Alcoa disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable law.

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